UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 18, 2012

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

APPOINTMENT OF REGISTRANT’S INDEPENDENT CERTIFYING ACCOUNTANT

China Technology Development Group Corporation (the “Company”) has appointed
PricewaterhouseCoopers Zhong Tian CPAs Limited Company (the “PwC”) as the
independent registered public accounting firm of the Company for the fiscal year ended December 31, 2011, in accordance with written consent of the board of directors and under recommendation by the audit committee of the Company. The
PwC was the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2009 and 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: January 19, 2012	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer